UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On October 15, 2008, the Board of Directors of EXFO Electro-Optical Engineering Inc., a Canadian corporation, authorized a renewal of its share repurchase program, by way of a normal course issuer bid on the open market through the facilities of the TSX and NASDAQ Global Market. This report on Form 6-K sets forth the news release relating to EXFO share repurchase program disclosed on November 6, 2008. The press release indicates that the renewal of the normal course issuer bid will become effective on November 10, 2008 and end on November 9, 2009 or on an earlier date if EXFO repurchases the maximum number of shares permitted. EXFO shall repurchase up to 2,738,518 of its subordinate voting shares during this share repurchase program and EXFO is entitled to repurchase, on any trading day,  up to 25% of the average daily trading volume of its subordinate voting shares over the last six completed calendar months on both exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: November 6, 2008

EXFO Renews Normal Course Issuer Bid

QUEBEC CITY, CANADA, November 6, 2008—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) announced today that its Board of Directors has authorized a renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% (2,738,518 subordinate voting shares) of the public float as defined by the Toronto Stock Exchange (TSX), being 27,385,187 subordinate voting shares. As of November 3, 2008, EXFO had 30,606,791 subordinate voting shares outstanding. As of the date of this notice, EXFO has repurchased a total of 1,859,835 shares (1,242,006 shares on the TSX, 617,829 shares on the NASDAQ) during the share repurchase program at an average amount of C$4.47 and US$4.88. The program has been effective since November 8, 2007 and will expire on November 7, 2008.

The TSX has accepted a notice filed by EXFO of its intention to renew its normal course issuer bid. EXFO may use cash, short-term investments and future cash flows from operations to fund the repurchase of shares. Repurchases under the bid will be made on the open market, through the facilities of the TSX and NASDAQ Global Market, at the prevailing market price. The timing of such repurchases, if any, will depend on price, market conditions and applicable regulatory requirements.

The normal course issuer bid will become effective on November 10, 2008 and end on November 9, 2009 or on an earlier date if EXFO repurchases the maximum number of shares permitted. The average daily trading volume (ADTV) of EXFO’s subordinate voting shares was 81,821 on the TSX and 36,439 on the NASDAQ over the last six completed calendar months. Accordingly, EXFO is entitled to purchase up to 25% of the ADTV on any trading day (being 20,455 subordinate voting shares on the TSX and 9,109 subordinate voting shares on the NASDAQ). The program does not require the Company to repurchase a minimum number of shares and it may be modified, suspended or terminated at any time without prior notice. All shares acquired by EXFO under the bid will be cancelled.

About EXFO
EXFO is a leading provider of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle ― from design to technology deployment and onto service assurance ― and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com